Form 51–102F3
MATERIAL CHANGE REPORT

PART 1          GENERAL INSTRUCTIONS AND INTERPRETATION

(a)      Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)      Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)      Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)      Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51–102 and to National Instrument 14–101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51–102, refer to section 1.4 of Companion Policy 51–102CP.

(e)      Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51–102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2           CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 1500 – 885 West Georgia St.
Vancouver , B.C. V6C 3E8

Telephone: (604) 685-6375

Item 2.	Date of Material Change

September 27, 2005

Item 3.	News Release News Release dated September 27, 2005 was disseminated via Stockwatch and filed on SEDAR on September 27, 2005.

Item 4.

Summary of Material Change

Evolving Gold Corp. (“Evolving”) announced the signing of a Letter of Intent with Meridian Gold Inc. (NYSE: MDG ; TSE:MNG) (“Meridian”) regarding an option by Meridian to earn a 70% interest in Evolving’s Winnemucca Mountain property (the “Property”).

Item 5.

Full Description of Material Change

Evolving announced the signing of a Letter of Intent with Meridian regarding an option by Meridian to earn a 70% interest in Evolving’s Property. The Property is situated near the northern end of the Battle Mountain-Eureka gold trend and consists of 272 unpatented mineral claims covering about 2,115 hectares in Humboldt County, in northwestern Nevada.

Under the terms of the Letter of Intent, Meridian can earn a 70% interest in the Property by making a total contribution of $US 500,000 in staged cash payments to Evolving and investing a total of $US 4 million in exploration on the Property before December 31, 2008. The minimum exploration expenditure between now and December 31, 2006 is $US 500,000. In addition, Meridian must deliver a pre-feasibility report on or before June 30, 2009. Upon completion of the required payments and expenditures, Evolving and Meridian will establish a joint venture in respect of the claims on the Property and Meridian will contribute 136 claims that adjoin the Property.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted:

Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 14th day of December, 2006.

“Lawrence A. Dick”
________________________________
Lawrence A. Dick
President